Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

        We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Intel Corporation for the registration of its debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees or units and to the incorporation by reference therein of our reports dated February 23, 2012, with respect to the consolidated financial statements and schedule of Intel Corporation, and the effectiveness of internal control over financial reporting of Intel Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Jose, California
December 3, 2012